Exhibit 99.1

VEON appoints Ursula Burns as

Chairman and CEO

Amsterdam, 13 December 2018 - VEON Ltd. (NASDAQ and Euronext Amsterdam: VEON), a leading global provider of connectivity and internet services headquartered in Amsterdam, today announces the appointment of Ursula Burns as Chairman and CEO, effective immediately.

Ms. Burns has served as Chairman of the VEON Board of Directors since July 2017 and as Executive Chairman since March 2018, during which time she has successfully introduced a simplified corporate structure including a leaner operating model along with an increased focus on emerging markets.

Ms. Burns said: “I am honoured to be appointed Chairman and CEO of VEON. The company operates in a diverse group of markets, with growing populations and rapidly increasing smartphone ownership. This clearly presents a host of growth opportunities for VEON as we seek to build on the positive momentum that we are seeing across the business. I look forward to continuing to lead VEON towards more success and increased shareholder value.”

“The Board has been impressed with Ursula’s performance and leadership of the Company. The management team are clearly working well together and focused on delivering against strategic priorities. Ursula has led VEON through a major transaction in the sale of its Italy joint venture for $2.9 billion and overseen a period of solid quarterly operational performance. We are confident that with her as Chairman and CEO there will be further improvements across the business,” commented Sir Julian Horn-Smith, a director on VEON’s Board.

About Ursula Burns

On 27 March 2018, Ursula Burns became VEON’s Executive Chairman following her appointment the previous year as Chairman of the Board of Directors. Ms. Burns has extensive international experience of large companies confronting technology change in their industries.

She was Chairman of the Board of the Xerox Corporation from 2010 to 2017 and Chief Executive Officer from 2009 to 2016. She is a director of the boards of Exxon Mobil, Nestlé and Uber.

President Barack Obama appointed her to help lead the White House national program on Science, Technology, Engineering and Math (STEM), and she served as chair of the President’s Export Council.

Ms. Burns also counsels other community, educational and non-profit organizations including the Ford Foundation and the Massachusetts Institute of Technology (MIT) Corporation. She is a member of the National Academy of Engineers and the American Academy of Arts and Sciences. Ms. Burns holds a master’s degree in mechanical engineering from Columbia University and a bachelor’s in mechanical engineering from Polytechnic Institute of New York University.

About VEON

VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services, headquartered in Amsterdam. For more information visit: http://www.veon.com

Disclaimer

This release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding management plans and the ability to successfully execute operating model and development plans. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain, or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014.

VEON contact Information

Investor Relations Richard James ir@veon.com Tel: +31 20 79 77 200	Corporate Communications Kieran Toohey pr@veon.com Tel: +31 20 79 77 200